Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Years ended December 31,
	2015	2014	2013	2012	2011
Earnings
Earnings from continuing operations before income taxes	$5,023	$5,258	$4,155	$4,072	3,631
Interest expense	443	340	350	383	354
Undistributed earnings from equity investees, net	(83)	(91)	(91)	20	(104)
Portion of rents representative of the interest factor	36	41	48	48	59

Earnings from continuing operations before income taxes, as adjusted	$5,419	$5,548	$4,462	$4,523	3,940

Fixed Charges
Interest expense	$443	$340	$350	$383	354
Portion of rents representative of the interest factor	36	41	48	48	59

Total fixed charges	$479	$381	$398	$431	413

Ratio of Earnings to Fixed Charges	11.3	14.6	11.2	10.5	9.5

The ratio of earnings to fixed charges is a measure of our ability to meet the interest requirements of our outstanding debt securities and leases with current period earnings. A high ratio indicates that earnings are sufficient to cover our current interest requirements.